Exhibit 99.1

OKYO Pharma Receives $1.4 Million in Non-Dilutive Funding

London and New York, NY, January 22, 2025. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, and for inflammatory dry eye disease (DED), a multi-billion-dollar market, is pleased to announce that it has received $1.4 million in non-dilutive funding. This significant financial funding strengthens the Company’s ability to advance its innovative pipeline without diluting shareholder value.

The funding will be strategically allocated to support ongoing research and development initiatives, with particular emphasis on fueling progress with OKYO’s lead program, OK-101 focused on treating NCP, a major unmet medical need.

“Securing $1.4 million in non-dilutive funding marks an important milestone for OKYO Pharma. This financial boost will significantly contribute to our mission of developing groundbreaking treatments for ophthalmic diseases,” commented Dr. Gary S. Jacob, CEO of OKYO Pharma. “Importantly, this funding supports our ability to continue creating value for our shareholders while advancing our clinical programs. We remain committed to driving innovation and delivering solutions that improve patient outcomes.”

The infusion of non-dilutive funding underscores OKYO Pharma’s commitment to maintaining fiscal responsibility while pursuing transformative therapies that address critical unmet medical needs.

About NCP

Neuropathic corneal pain (NCP) is a condition that causes pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. Notably, there is no FDA approved drug to treat this debilitating condition.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the residence time of OK-101 within the ocular environment. OK-101 showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-masked, placebo-controlled trial of OK-101 to treat DED, and is presently being evaluated in a randomized, placebo-controlled, double-masked Phase 2 trial to treat 48 NCP patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of NCP and DED, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat NCP and inflammatory DED. In addition to the completed Phase 2 trial of OK-101 to treat DED patients, OKYO is also currently evaluating OK-101 to treat NCP patients in a Phase 2 trial.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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